Exhibit 12.1
Epicept Corporation
Computation of Ratio of Earnings to Fixed Charges
(Dollars in Thousands)

						For the Nine
	Years Ended December 31,					Months Ended
	2003	2004	2005	2006	2007	September 30, 2008
Earnings:
Operating Loss	(10,035)	(7,884)	(7,499)	(65,453)	(28,689)	(20,003)
Fixed Charges	4,672	2,768	2,029	5,873	2,816	1,431

Earnings	(5,363)	(5,116)	(5,470)	(59,580)	(25,873)	(18,572)

Fixed Charges:
Interest Expense	4,593	2,670	1,906	5,046	1,772	868
Amort. of Debt	10	29	53	291	515	226
Rent Exp	69	69	70	536	529	337

Total of Fixed Charges	4,672	2,768	2,029	5,873	2,816	1,431

Ratio of earnings to fixed charges	Note 1	Note 1	Note 1	Note 1	Note 1	Note 1

Deficiency of earnings to fixed charges	(10,035)	(7,884)	(7,499)	(65,453)	(28,689)	(20,003)